UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INERGETICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45671Q204

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45671Q204

1		NAME OF REPORTING PERSON John Israelian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 85,145,017
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 85,145,017
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,145,017
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 45671Q204

1		NAME OF REPORTING PERSON Seahorse Enterprises LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 85,145,017
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 85,145,017
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,145,017
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 45671Q204

Item 1.

(a)	Name of Issuer:

Inergetics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

550 Broad Street, Suite 1212

Newark, NJ 07102

Item 2.

(a)	Name of Person Filing:

John Israelian

Seahorse Enterprises LLC

(b)	Address of Principal Business Office or, if none, Residence:

1 Powder Hill Way

Westborough, MA 01581

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

45671Q204

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

CUSIP No. 45671Q204

(g)	☐ Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4. Ownership.

(a) – (c)

As of January 30, 2016, the reporting persons beneficially owned, in the aggregate, 85,145,017 shares of common stock of Inergetics, Inc. (the “Common Stock”) representing 9.99% of the outstanding Common Stock, based on 852,302,469 shares of Common Stock outstanding as of August 18, 2015 (it is believed that the total number of outstanding shares has increased materially; however, August 18, 2015 is the date listed in the Issuer’s June 30, 2015 Form 10-Q, the Issuer’s last filed periodic report). Such shares of Common Stock include (a) shares of Common Stock held by John Israelian, (b) shares of Common Stock held by Seahorse Enterprises LLC, a limited liability company of which Mr. Israelian is the Manager, (c) shares issuable upon conversion of shares of the issuer’s Series G convertible Preferred Stock held by Mr. Israelian, (d) shares issuable upon conversion of shares of the issuer’s Series G convertible Preferred Stock held by Seahorse Enterprises LLC, (e) shares issuable upon conversion of convertible debt held by Seahorse Enterprises LLC, and (f) shares issuable upon exercise of Common Stock options held by Seahorse.

The terms of the above referenced Series G convertible Preferred Stock and convertible debt do not permit Mr. Israelian, Seahorse enterprises LLC or their affiliates to convert all or any portion thereof into common shares if such conversion would result in beneficial ownership, after giving effect to the conversion, by Mr. Israelian, Seahorse enterprises LLC or their affiliates, of more than 9.99% of the outstanding shares of Common Stock of the Issuer. Similarly, while the Series G convertible Preferred Stock has voting rights, the terms of the Series G convertible Preferred Stock do not permit Mr. Israelian, Seahorse enterprises LLC or their affiliates to vote all or any portion thereof to the extent that they would have more than 9.99% of the voting rights.

Mr. Israelian has the sole voting and dispositive power with respect to all of the foregoing shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 45671Q204

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 45671Q204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2016
Date

s/John Israelian
John Israelian

Seahorse Enterprises LLC

By:	s/John Israelian
Name:	John Israelian
Title:	Manager